ProShare Advisors LLC

7501 Wisconsin Avenue

Suite 1000, East Tower

Bethesda, MD 20814-6527

January 23, 2014

VIA EDGAR CORRESPONDENCE

John M. Ganley, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ProShares Trust (File Nos. 333-89822 and 811-21114)

Dear Mr. Ganley:

We are writing to respond to the comments that you communicated to us by telephone on May 24, 2013, December 5, 2013 and December 19, 2013, relating to Post-Effective Amendment No. 79 under the Securities Act of 1933 and No. 88 under the Investment Company Act of 1940 (the “Post-Effective Amendment”) to the Registration Statement on Form N-1A of ProShares Trust (the “Registrant”), which was filed on January 8, 2013. As you know, the Post-Effective Amendment was filed to add a new series, ProShares DJ Brookfield Global Infrastructure ETF (previously called ProShares Global Direct Infrastructure ETF) (the “Fund”), to the Registration Statement.

For ease of reference, the comment has been restated in italics before our response. Capitalized terms not otherwise defined have the same meanings as those in the Post-Effective Amendment.

1.	Comment: Please explain why the use of the term “Global” in the Fund’s name is not misleading when there is no restriction on the amount of assets that can be invested in U.S. issuers.

Response: We do not believe that the use of the term “Global” in the Fund’s name is misleading because we anticipate that the Fund will, under normal market conditions, invest primarily (i.e., at least 40% of its assets) in securities issued by issuers organized or located outside the United States (“foreign issuers”). As noted in the Prospectus, the Fund seeks investment results that, before fees and expenses, track the performance of the Dow Jones Brookfield Global Infrastructure Composite Index (the Index).

Because the Index is operated by an unaffiliated, third-party index provider, the Registrant cannot affirmatively represent that the Index will never have foreign issuers comprise less than 40% of its weight. However, to the extent that foreign issuers ever comprise less than 40% of the Fund’s assets under normal market conditions for an extended period of time, the Registrant represents that it will take steps to: (i) either change its name; or (ii) change its benchmark.

Accordingly, we have revised the statements in the “Names Policy” section of the Statement of Additional Information to read: “While the DJ Brookfield Global Infrastructure ETF and the Global Listed Private Equity ETF anticipate that, under normal market conditions, each Fund will invest primarily (i.e., at least 40% of its “assets” as defined above) in securities issued by issuers organized or located outside the United States (“foreign issuers”), to the extent that foreign issuers ever comprise less than 40% of such Fund’s assets for an extended period of time (i.e., six months), the Fund will take steps to: (i) either change its name; or (ii) change its benchmark.”

2.	Comment: Please include the fee table and a legality of shares opinion (as an exhibit) with the next filing.

Response: The following fee table, along with a legality of shares opinion (filed as an exhibit), are included with this filing:

Fees and Expenses of the Fund

The table below describes the fees and expenses that you may pay if you buy or hold shares of the Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Investment Advisory Fees	0.45%
Other Expenses*	0.45%

Total Annual Fund Operating Expenses Before Fee Waivers and Expense Reimbursements	0.90%
Fee Waiver/Reimbursement**	-0.45%

Total Annual Fund Operating Expenses After Fee Waivers and Expense Reimbursements	0.45%

*	“Other Expenses” are based on estimated amounts for the current fiscal year.
**	ProShare Advisors LLC (“ProShare Advisors” or the “Advisor”) has contractually agreed to waive Investment Advisory and Management Services Fees and to reimburse Other Expenses to the extent Total Annual Fund Operating Expenses Before Fee Waivers and Expense Reimbursements, as a percentage of average daily net assets, exceed 0.45% through September 30, 2016. After such date, the expense limitation may be terminated or revised. Amounts waived or reimbursed in a particular contractual period may be recouped by ProShare Advisors within five years of the end of that contractual period to the extent that recoupment will not cause the Fund’s expenses to exceed any expense limitation in place at that time.

Example: This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of each period. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same, except that the fee waiver/expense reimbursement is assumed only to pertain to the first year. Although your actual costs may be higher or lower, based on these assumptions your approximate costs would be:

1 Year	3 Years
$46	$242

The Fund pays transaction and financing costs associated with transacting in securities and derivatives, if any. In addition, investors may pay brokerage commissions on their purchases and sales of the Fund’s shares. These costs are not reflected in the table or the example above.

*        *        *         *        *

We hope that this response and revised disclosure adequately address your comment. If you or any other SEC staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6577. Thank you for your time and attention to this matter.

Very truly yours,

/s/ Kenneth C. Fang

Kenneth C. Fang

ProShare Advisors LLC

Vice President and Legal Counsel

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